HSBC ◆

August 2020
Free Writing Prospectus
Registration Statement No. 333-223208
August 6, 2020
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Buffered Income Auto-Callable Securities with Downside Leverage (the "securities") do not guarantee the repayment of the stated principal amount. Instead, the securities offer the opportunity for investors to earn an interest payment on each interest payment date on which the securities are outstanding in exchange for potentially receiving a number of the underlying shares at maturity, the value of which is expected to be worth less than the stated principal amount of the securities. If the closing price of the underlying shares is equal to or greater than the call threshold level on any determination date (other than the final determination date), on the corresponding interest payment date the securities will be redeemed early for an amount per security equal to the stated principal amount plus the interest payment with respect to such interest payment date. If the closing price of the underlying shares is less than the call threshold level on any determination date (other than the final determination date), on the corresponding interest payment date the securities will not be redeemed early and investors will receive the interest payment per security. If the securities are not redeemed early and the closing price of the underlying shares on the final determination date (the "final price") is equal to or greater than the downside threshold level, on the maturity date investors will receive an amount per security equal to the stated principal amount plus the interest payment with respect to the maturity date. If, however, the securities are not redeemed early and the final price is less than the downside threshold level, in addition to the interest payment with respect to the maturity date, investors will receive per security a number of the underlying shares equal to the *quotient*, observed to 4 decimal places, of the stated principal amount *divided* by the downside threshold level (the "exchange ratio"), the value of which is expected to be worth less than the stated principal amount and, in extreme situations, investors could lose all of their initial investment. Any fractional share included in the exchange ratio will be paid in cash at an amount equal to the *product* of the fractional share *multiplied by* the final price. **Accordingly, the securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying shares and must be willing to accept the risk of receiving a number of the underlying shares, the value of which is expected to be worth less than the stated principal amount, and in extreme situations, investors could lose all of their initial investment. The securities are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), and all payments or deliveries on the securities are subject to the credit risk of HSBC.**

SUMMARY TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Underlying shares:	Shares of the SPDR® S&P 500® ETF (Bloomberg Ticker: "SPY")
Aggregate principal amount:	$
Stated principal amount:	$10,000 per security
Issue price:	$10,000 per security
Pricing date*:	August 5, 2020
Trade date*:	August 6, 2020
Original issue date*:	August 11, 2020 (3 business days after the trade date).
Maturity date*:	August 11, 2021, subject to adjustment as described in the accompanying ETF Underlying Supplement
Early redemption:	If, on any determination date (other than the final determination date), the closing price of the underlying shares is **equal to or greater than** the call threshold level, the securities will be redeemed early and we will pay the early redemption amount on the first interest payment date immediately following the related determination date. **No further payments will be made on the securities once they have been redeemed.**
Early redemption amount:	The early redemption amount will be an amount equal to (i) the stated principal amount *plus* (ii) the interest payment with respect to the related interest payment date.
Interest payment:	On each interest payment date, we will pay an interest payment of at least $155.00 (equivalent to at least 6.20% per annum of the stated principal amount) per security on the related interest payment date, unless the securities were previously redeemed early. The actual interest payment will be determined on the trade date.
Determination dates*:	November 6, 2020, February 8, 2021, May 6, 2021 and August 6, 2021 (the "final determination date"), each subject to adjustment as described in the accompanying ETF Underlying Supplement.
Interest payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. With respect to the final determination date, the maturity date.
Payment at maturity:	▪ If the final price is **equal to or greater than** the downside threshold level: (i) the stated principal amount *plus* (ii) the interest payment with respect to the maturity date ▪ If the final price is **less than** the downside threshold level: (i) a number of the underlying shares equal to the exchange ratio, and the cash value in lieu of any fractional shares included in the exchange ratio plus (ii) the interest payment with respect to the maturity date **If the securities are not redeemed early and the final price is less than the downside threshold level, you will receive per security a number of the underlying shares equal to the exchange ratio (and cash in lieu of any fractional shares), the value of which is expected to be worth less than the stated principal amount and, in extreme situations, you could lose all of your initial investment.**
Exchange ratio:	37.6381, which is a number of the underlying shares per security equal to the quotient of the stated principal amount divided by the downside threshold level, observed to 4 decimal places (as may be adjusted by the calculation agent as described in "Additional Terms of the Notes — Merger Event and Tender Offer," "— Share Delisting, Nationalization, Insolvency" and "— Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement). We will pay cash in lieu of delivering any fractional shares in an amount equal to the product of that fraction multiplied by the final price, each as determined by the calculation agent.
Call threshold level:	$332.11, which is equal to 100.00% of the initial price
Downside threshold level:	$265.688, which is equal to 80% of the initial price
Initial price:	$332.11, which is the official closing price of the underlying shares on the pricing date
Final price:	The official closing price of the underlying shares on the final determination date.
Estimated initial value:	The estimated initial value of the securities is expected to be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the trade date and will be set forth on the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The estimated initial value of the securities, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP / ISIN:	40438J247 / US40438J2472
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Calculation Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)."

Commissions and issue price:	Price to Public[1]	Agent's Commissions[1]	Proceeds to Issuer
Per security	$10,000	$10[1] $25[2]	$9,965
Total	$	$	$

[1] HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $35 per $10,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $10 for each security they sell. See "Supplemental plan of distribution (conflicts of interest)."

[2] Of the $35 per $10,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $25 for each security.

* *The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.*
The estimated initial value of the securities on the trade date is expected to be between $9,300 and $9,900 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 10 of this document for additional information. Investment in the securities involves certain risks. See "Risk Factors" beginning on page 10 of this free writing prospectus, page S-1 of the ETF Underlying Supplement and page S-1 of the prospectus supplement.
Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the securities, or determined that this free writing prospectus or the accompanying ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
You should read this document together with the related ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

ETF Underlying Supplement dated February 26, 2018 at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

The prospectus supplement dated February 26, 2018 at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

The prospectus dated February 26, 2018 at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Investment Summary

Buffered Income Auto-Callable Securities with Downside Leverage

Principal at Risk Securities

The Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021 based on the performance of the SPDR® S&P 500® ETF, which we refer to as the securities, provide an opportunity for investors to earn an interest payment, which is an amount equal to at least $155.00 (equivalent to at least 6.20% per annum of the stated principal amount) per security, on each interest payment date on which the securities are outstanding. The actual interest payment will be determined on the trade date. If the securities have not been previously redeemed, the interest payment will be payable on the relevant interest payment date, which is the third business day after the related determination date, except that the interest payment date for the final determination date will be the maturity date.

If the closing price of the underlying shares is **equal to or greater than** the call threshold level on any of the determination dates other than the final determination date, the securities will be automatically redeemed for an early redemption amount equal to (i) the stated principal amount plus (ii) the interest payment with respect to the related interest payment date. If the securities have not previously been redeemed early and the final price is **equal to or greater than** 80% of the initial price, which we refer to as the downside threshold level, the payment at maturity will be the sum of (i) the stated principal amount and (ii) the interest payment with respect to the maturity date. If, however, the securities are not redeemed early and the final price is **less than** the downside threshold level, investors will receive per security (i) a number of the underlying shares equal to the exchange ratio, which will be equal to the quotient, observed to 4 decimal places, of (a) the stated principal amount divided by (b) downside threshold level, the value of which is expected to be worth less than the stated principal amount and could be zero and (ii) the interest payment with respect to the maturity date. Any fractional share included in the exchange ratio will be paid in cash at an amount equal to the product of the fractional share and the final price. **Investors in the securities must be willing to accept the risk of receiving a number of the underlying shares that are expected to be worth less than the principal amount, and in extreme situations, investors could lose all of their initial investment. In addition, investors will not participate in any appreciation of the underlying shares.**

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Key Investment Rationale

The securities offer the opportunity for investors to earn an interest payment equal to at least $155.00 (equivalent to at least 6.20% per annum of the stated principal amount) per security on each interest payment date on which the securities are outstanding. The actual interest payment will be determined on the trade date. Payments or deliveries on the securities will vary depending on the closing price or final price of the underlying shares on each determination date and/or the final determination date, respectively, relative to the call threshold level and the downside threshold level, as follows:

Scenario 1	On any determination date other than the final determination date, the closing price is *equal to or greater than* the call threshold level.
	▪ The securities will be automatically redeemed early for an early redemption amount equal to (i) the stated principal amount plus (ii) the interest payment with respect to the related interest payment date.
	▪ Investors will not participate in any appreciation of the underlying shares from the initial price.
Scenario 2	The securities are not automatically redeemed early and the final price is *equal to or greater than* the downside threshold level.
	▪ The payment due at maturity will be (i) the stated principal amount plus (ii) the interest payment with respect to the maturity date.
	▪ Investors will not participate in any appreciation of the underlying shares from the initial price.
Scenario 3	The securities are not automatically redeemed early and the final price is *less than* the downside threshold level.
	▪ At maturity, investors will receive per security (i) a number of the underlying shares equal to the exchange ratio, which will be equal to the *quotient* of (a) the stated principal amount *divided by* (b) the downside threshold level and (ii) the interest payment with respect to the maturity date. Any fractional share included in the exchange ratio will be paid in cash at an amount equal to the *product* of the fractional share *multiplied by* the final price.
	▪ **Investors will receive a number of the underlying shares that are expected to be worth less than the stated principal amount and may lose all of their initial investment in this scenario.**

Investing in the securities involves significant risks. The securities differ from ordinary debt securities in that HSBC is not necessarily obligated to repay the full amount of your initial investment. In exchange for receiving an interest payment on each interest payment date on which the securities are outstanding, you are accepting the risk of receiving at maturity a number of the underlying shares. If the securities are not automatically redeemed early and the final price is less than the downside threshold level, you will receive per security a number of the underlying shares, the value of which is expected to be worth less than the stated principal amount and, in extreme situations, you could lose all of your initial investment.

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Investor Suitability

The securities may be suitable for you if:

- You fully understand the risks of an investment in the securities, including the risk of loss of all of your initial investment.

- You can tolerate a loss of some or all of your initial investment and are willing to make an investment that may have the full downside market risk of an investment in the underlying shares.

- You believe that the final price of the underlying shares will be equal to or greater than the downside threshold level.

- You can tolerate receiving a number of the underlying shares equal to the exchange ratio at maturity, the value of which is expected to be worth less than your stated principal amount and, in extreme situations, losing all of your initial investment.

- You understand and accept that you will not participate in any appreciation in the price of the underlying shares and that any positive return is limited to the interest payments received, which will depend on the number of interest payment dates on which the securities remain outstanding.

- You can tolerate fluctuations in the price of the securities prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying shares.

- You are willing to invest in the securities based on the interest payment, the downside threshold level and the call threshold level indicated on the cover hereof.

- You are willing to forgo any dividends paid on the underlying shares.

- You are willing to invest in securities that may be redeemed prior to the maturity date and you are otherwise willing to hold such securities to maturity, a term of approximately 12 months, and accept that there may be little or no secondary market.

- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

- You do not fully understand the risks of an investment in the securities, including the risk of loss of all of your initial investment.

- You require an investment designed to provide a full return of principal at maturity.

- You cannot tolerate a loss of some or all of your initial investment, or you are not willing to make an investment that may have the full downside market risk of an investment in the underlying shares.

- You believe that the final price of the underlying shares is likely to be less than the downside threshold level.

- You cannot tolerate receiving a number of the underlying shares equal to the exchange ratio at maturity, the value of which is expected to be worth less than your stated principal amount and could be zero.

- You seek an investment that participates in the appreciation in the price of the underlying shares or that has unlimited return potential.

- You cannot tolerate fluctuations in the price of the securities prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying shares.

- You are unwilling to invest in the securities based on the interest payment, the downside threshold level or the call threshold level indicated on the cover hereof.

- You prefer to receive any dividends paid on the underlying shares.

- You are unable or unwilling to hold securities that may be redeemed prior to the maturity date, or you are otherwise unable or unwilling to hold such securities to maturity, a term of approximately 12 months, or you seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on (1) the closing price and (2) the final price, relative to the initial price and the downside threshold level.

Diagram #1: Determination Dates Other Than the Final Determination Date

Initial Price

Determination Dates

Compare the closing price of the underlying shares against the call threshold level until the final determination date or any earlier redemption. HSBC will pay you an interest payment on each interest payment date unless the securities were previously redeemed early.

The closing price **is equal to or greater than** the call threshold level. → **Early Redemption**

You will receive (i) the stated principal amount *plus* (ii) the interest payment with respect to the corresponding interest payment date.

***No further payment will be made on the securities once they have been redeemed*.**

The closing price **is less than** the call threshold level → **No Early Redemption**

You will receive the interest payment with respect to the corresponding interest payment date. Proceed to the next determination date.



HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Diagram #2: Payment at Maturity if No Early Redemption Occurs


Determination Dates (other than the Final Determination Date)
Final Determination Date
Payment at Maturity
The closing price is less than the call threshold level on each determination date.
Proceed to Maturity
The final share price is equal to or greater than the downside threshold level
(i) The stated principal amount plus (ii) the interest payment otherwise due on the maturity date.
The final share price is less than the downside threshold level
(i) A number of the underlying shares per security equal to the exchange ratio, which will be equal to the quotient of (a) the stated principal amount divided by (b) the downside threshold level plus (ii) the interest payment with respect to the maturity date. Any fractional share included in the exchange ratio will be paid in cash at an amount equal to the product of the fractional share and the final price. You will receive shares of the underlying shares that are expected to be worth less than the stated principal amount and may lose all of your initial investment in this scenario.

For more information about the payout upon an early redemption or at maturity in different hypothetical scenarios, see "Hypothetical Examples" beginning on the following page.

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Hypothetical Examples

The below examples assume the following and are purely hypothetical (the actual terms of your security will be determined on the trade date; amounts may have been rounded for ease of analysis):

Hypothetical Initial Price:	$100.00
Hypothetical Call Threshold Level:	$100.00, which is equal to 100.00% of the hypothetical initial price
Hypothetical Downside Threshold Level:	$80.00, which is 80.00% of the hypothetical initial price
Hypothetical Exchange Ratio*:	125 shares per security*
Hypothetical Interest Payment:	$155.00 (equivalent to approximately 6.20% per annum of the stated principal amount) per security
Stated Principal Amount:	$10,000.00 per security

*   Equal to the *quotient*, observed to 4 decimal places, of (i) the stated principal amount *divided by* (ii) the hypothetical downside threshold level. If you receive the exchange ratio at maturity, any fractional share included in the exchange ratio will be paid in cash at an amount equal to the product of the fractional share and the final price.

In Examples 1 and 2 the closing price of the underlying shares fluctuates over the term of the securities and the closing price of the underlying shares is equal to or greater than the hypothetical call threshold level on one of the determination dates (other than the final determination date). Because the closing price is equal to or greater than the call threshold level on one of the determination dates (other than the final determination date), the securities are redeemed early on the interest payment date corresponding to the relevant determination date. In Examples 3 and 4, the closing price on each of the determination dates (other than the final determination date) is less than the call threshold level, and, consequently, the securities are not redeemed early and remain outstanding until maturity.

Determination Dates	Example 1			Example 2		
	Hypothetical Closing Price	Interest Payment	Early Redemption Amount*	Hypothetical Closing Price	Interest Payment	Early Redemption Amount
#1	$126.00	—*	$10,155.00	$96.00	$100.00	N/A
#2	N/A	N/A	N/A	$95.80	$100.00	N/A
#3	N/A	N/A	N/A	$120.00	—*	$10,155.00
Final Determination Date	N/A	N/A	N/A	N/A	N/A	N/A
Payment at Maturity	N/A			N/A		

*   The early redemption amount includes the unpaid interest payment with respect to the interest payment date corresponding to the determination date on which the closing price is equal to or greater than the call threshold level and the securities are redeemed early as a result.

▪   In **Example 1**, the securities are redeemed early on the interest payment date corresponding to the first determination date because the closing price on such determination date is equal to or greater than the call threshold level. You receive the early redemption amount on such interest payment date, calculated as follows:

Stated Principal Amount + Interest Payment = $10,000.00 + $155.00 = $10,155.00

In this example, the early redemption feature limits the term of your investment to approximately 1 month and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will stop receiving interest payments. Further, although the underlying shares has appreciated by 26% from its initial price on the first determination date, you will receive only $10,155.00 per security and do not benefit from such appreciation. Your total payment per security in this example is $10,155.00 (a 1.55% total return on the securities).

▪   In Example 2, the securities are redeemed early on the interest payment date corresponding to the third determination date as the closing price on such determination date is equal to or greater than the call threshold level. You receive the early redemption amount on such interest payment date, calculated as follows:

Stated Principal Amount + Interest Payment = $10,000.00 + $155.00 = $10,155.00

In this example, the early redemption feature limits the term of your investment to approximately 9 months and you may not be able to reinvest at comparable terms or returns. If the securities are redeemed early, you will stop receiving interest payments. Further, although the underlying shares has appreciated by 20% from its initial price on the third determination date, you will receive only $10,155.00 per security and do not benefit from such appreciation. When added to the interest payments of $310.00 received in respect of the prior interest payment dates, HSBC will have paid you a total of $10,465.00 per security for a 4.65% total return on the securities.

HSBC ◆

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Determination Dates	Example 3			Example 4		
	Hypothetical Closing Price	Interest Payment	Early Redemption Amount	Hypothetical Closing Price	Interest Payment	Early Redemption Amount
#1	$96.00	$155.00	N/A	$89.00	$155.00	N/A
#2	$93.00	$155.00	N/A	$96.00	$155.00	N/A
#3	$84.00	$155.00	N/A	$87.00	$155.00	N/A
Final Determination Date	$53.00	—*	N/A	$90.00	—*	N/A
Payment at Maturity	$6,780.00**			$10,155.00		

* The final interest payment will be paid at maturity.

** Represents (i) the approximate cash value of the exchange ratio as of the final determination date, *plus* (ii) the interest payment with respect to the maturity date. Because the securities are physically settled, the actual value of the number of shares received and the total return on the securities at maturity will depend on the price of the underlying shares on the maturity date.

Examples 3 and 4 illustrate the payment at maturity per security based on the final price.

▪ In Example 3, the closing price of the underlying shares remains less than the call threshold level on each determination date, including the final determination date. As a result, the securities remain outstanding until maturity and, because the final price is less than the downside threshold level, at maturity, in addition to the interest payment with respect to the maturity date, investors will receive a number of the underlying shares, and an amount in cash equal to the product of the fractional share and the final price, calculated as follows:

Exchange Ratio = $6,625* = $53 x 125 shares

Payment at Maturity = Exchange Ratio + Interest Payment

Payment at Maturity = $6,625* + $155 = $6,780

* Represents the approximate cash value of the exchange ratio as of the final determination date. Because the securities are physically settled, the actual value of the number of shares received and the total return on the securities at maturity will depend on the price of the underlying shares on the maturity date.

In this example, your payment at maturity is significantly less than the stated principal amount. As represented by the exchange ratio, on the maturity date you will receive a number of the underlying shares and an amount in cash equal to the product of the fractional share and the final price. The value of the shares as of the final determination date plus the interest payment with respect to the maturity date equals $6,780.00 per security. When added to the interest payments per security of $465.00 received in respect to the prior interest payment dates, HSBC will have paid you a total of $7,245.00 (an 27.55% loss on the securities). The value of the number of shares received as of the maturity date and the total return on the securities at that time will depend on the closing price of the underlying shares on the maturity date.

▪ In **Example 4**, the closing price of the underlying shares is less than the call threshold level on each determination date prior to the final determination date and, as a result, the securities remain outstanding until maturity. On the final determination date, although the final price is less than the initial price, the final price is equal to or greater than the downside threshold level and therefore you receive the stated principal amount plus the interest payment with respect to the maturity date. Your payment at maturity is calculated as follows:

$10,000.00 + $100.00 = $10,155.00

In this example, although the final price represents a 10.00% decline from the initial price, the final price is equal to or greater than the downside threshold level and therefore you receive at maturity the stated principal amount per security plus the interest payment with respect to the maturity date, equal to $10,155.00 per security. When added to the interest payments of $465.00 received in respect to the prior interest payment dates, HSBC will have paid you a total of $10,620.00 (an 6.20% total return on the securities).

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Investing in the securities involves significant risks. The securities differ from ordinary debt securities in that HSBC is not necessarily obligated to repay the full amount of your initial investment. In exchange for receiving an interest payment on each interest payment date on which the securities are outstanding, you are accepting the risk that the securities may have downside market risk similar to the underlying shares. If the securities are not automatically redeemed early and the final price is less than the downside threshold level, you will receive per security a number of the underlying shares, the value of which is expected to be worth less than the stated principal amount and, in extreme situations, you could lose all of your initial investment.

Any payment or delivery to be made on the securities, including any repayment of principal, depends on the ability of HSBC to satisfy its obligations as they come due. If HSBC were to default on its obligations under the securities, you could lose all of your initial investment.

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 in the accompanying prospectus supplement and on page S-1 of the ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the underlying shares. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement;

"— General Risks Related to the Notes" in the ETF Underlying Supplement; and

"— General Risks Related to Reference Stocks" in the ETF Underlying Supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪ **The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.** The terms of the securities differ from those of ordinary debt securities in that the securities do not guarantee the return of any of the stated principal amount at maturity. Instead, if the securities have not been redeemed early and if the final price is less than the downside threshold level, you will receive a number of the underlying shares for each security that you own equal to the exchange ratio, the value of which is expected to be worth less than the stated principal amount and could be worthless. If you receive a number of the underlying shares equal to the exchange ratio, as of the final determination date the percentage decline in the value of the exchange ratio will be at a proportionately higher percentage relative to any percentage decline in the price of the underlying shares below the downside threshold level from the initial price to the final price. Therefore, the further the final price has declined from the downside threshold level, the closer your loss of principal will be to the decline of the underlying shares from the initial price and, in extreme situations, you could lose all of your initial investment. For example, if the downside threshold level is 80.00% of the initial price and the final price is 70.00% of the initial price, you will lose 12.50% of your initial investment (based on the value of the exchange ratio on the final determination date), which is greater than the 10.00% additional decline of the underlying shares from the downside threshold level, but less than the 30.00% decline from the initial price.

Additionally, in the event that the securities are not redeemed early and the final price is less than the downside threshold level, any decline in the price of the underlying shares during the period between the final determination date and the maturity date will result in a return on the securities at maturity that is less than the return you would have received had HSBC instead paid you an amount in cash at maturity equal to the exchange ratio.

▪ **The contingent repayment of principal applies only if you hold the securities to maturity.** You should be willing to hold your securities to maturity. If you are able to sell your securities prior to an early redemption or maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the underlying shares at such time is equal to or greater than the downside threshold level.

▪ **Higher interest payments are generally associated with a greater risk of loss.** Greater expected volatility with respect to the underlying shares reflects a higher expectation as of the pricing date that the closing price of such stock may be less than the downside threshold level on the final determination date of the securities. This greater expected risk will generally be reflected in a higher interest payment rate for that security. "Volatility" refers to the frequency and magnitude of changes in the price of the underlying shares. However, while the amount of each applicable interest payment is set on the trade date, a stock's volatility can change significantly over the term of the securities. The closing price of the underlying shares for your securities could fall sharply, which could result in the receipt of a number of the underlying shares at maturity and, in extreme situations, the loss of all of your initial investment.

▪ **Investors will not participate in any appreciation in the price of the underlying shares and will not have the same rights during the term of the securities as holders of the underlying shares.** Investors will not participate in any appreciation in the price of the underlying shares from the initial price and the return on the securities will be limited to the interest payments received, which will depend on the number of interest payment dates on which the securities remain outstanding. It is possible that the securities could be subject to an early redemption so that you will receive few interest

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
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Principal at Risk Securities

payments. If you do not earn sufficient interest payments on the securities, the overall return on the securities may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity. Further, investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights during the term of the securities with respect to the underlying shares, and any such dividends or distributions will not be factored into the calculation of the payment at maturity.

- **The securities may be called prior to the maturity date.** If the securities are called early, the holding period over which you will receive interest payments could be as little as 3 months. If the securities are redeemed prior to the maturity date, you will receive no more interest payments. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk following an automatic call.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the trading price, volatility (frequency and magnitude of changes in value), and dividend yield of the underlying shares, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying shares and which may affect the final price of the underlying shares, the occurrence of certain events affecting the underlying shares that may or may not require an adjustment to the final price and any actual or anticipated changes in our credit ratings or credit spreads. The price of the underlying shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you sell your securities prior to maturity.

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

- **Investing in the securities is not equivalent to investing in the underlying shares.** Investing in the securities is not equivalent to investing in the underlying shares. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying shares.

- **No affiliation with the issuer of the underlying shares.** We are not affiliated with the issuer of the underlying shares. We have not made any independent investigation of the adequacy or completeness of the information about the issuer of the underlying shares contained in this free writing prospectus. You should make your own investigation into the underlying shares and the issuer of the underlying shares. We are not responsible for the underlying shares issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **There is limited anti-dilution protection.** For certain events affecting the underlying shares, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the amount payable at maturity. However, the calculation agent is not required to make an adjustment for every corporate action which affects the underlying shares. If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the securities may be materially and adversely affected.

- **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
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Principal at Risk Securities

- **The estimated initial value of the securities, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any.** The estimated initial value of the securities will be calculated by us on the trade date and is expected to be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **The price of your securities in the secondary market, if any, immediately after the trade date will be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the underlying shares and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **Hedging and trading activity by our affiliates could adversely affect the value of the securities.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying shares), including trading in the underlying shares. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the final determination date approaches. Some of our affiliates also trade the underlying shares and other financial instruments related to the underlying shares on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial price and, as a result, the downside threshold level which is the price at or above which the underlying shares must close on the final determination date, if the securities are not called prior to maturity, in order for you to avoid being exposed to the negative price performance of the underlying shares at maturity.

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Additionally, such hedging or trading activities during the term of the securities could adversely affect the price of the underlying shares on the determination dates and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the payout to you at maturity.

- **Higher interest payments or lower downside threshold levels are generally associated with underlying shares with greater expected volatility and therefore can indicate a greater risk of loss.** "Volatility" refers to the frequency and magnitude of changes in the price of the underlying shares. The greater the expected volatility with respect to the underlying shares on the pricing date, the higher the expectation as of the pricing date that the price of the underlying shares could close below its downside threshold level on the final determination date, indicating a higher expected risk of loss on the securities. This greater expected risk will generally be reflected in a higher interest payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower downside threshold level or a higher interest payment) than for similar securities linked to the performance of the underlying shares with a lower expected volatility as of the pricing date. You should therefore understand that a relatively higher interest payment may indicate an increased risk of loss. Further, a relatively lower downside threshold level may not necessarily indicate that the securities have a greater likelihood of a repayment of principal at maturity. The volatility of the underlying shares can change significantly over the term of the securities. The price of the underlying shares for your securities could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlying shares and the potential to lose some or all of your principal at maturity.

- **The performance and market value of the index fund during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of the index fund.** During periods of market volatility, securities underlying the index fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the index fund and the liquidity of the index fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the index fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the index fund. As a result, under these circumstances, the market value of shares of the index fund may vary substantially from the net asset value per share of the index fund. For all of the foregoing reasons, the performance of the index fund may not correlate with the performance of the underlying index as well as the net asset value per share of the index fund, which could materially and adversely affect the value of the securities in the secondary market and/or reduce your payment at maturity, if any.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates will determine the initial price, the downside threshold level, the final price, whether the securities will be redeemed following any determination date, whether a market disruption event has occurred, whether to make any adjustments to the closing price of the underlying shares on any determination date or the final price and the payment that you will receive upon an automatic early redemption or at maturity, if any. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events. These determinations, which may be subjective, may adversely affect the payout to you upon an automatic early redemption or at maturity, if any. See "Additional Terms of the Notes—Share Delisting, Nationalization, Insolvency", "—Merger Event and Tender Offer" and "—Market Disruption Event" in the ETF Underlying Supplement.

- **The securities are not insured by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount due on the securities.

- **In some circumstances, the payment you receive on the securities may be based on the shares of another company and not the underlying shares**. Following certain corporate events relating to the issuer of underlying shares where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the stock of a successor or any cash or any other assets distributed to holders in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities.

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
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Principal at Risk Securities

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** There is no direct legal authority as to the proper treatment of the securities for U.S. federal income tax purposes, and, therefore, significant aspects of the tax treatment of the securities are uncertain.

  Please read the discussion under "Additional Information About the Securities – Additional Provisions – Tax considerations" in this document concerning the U.S. federal income tax consequences of an investment in the securities. Pursuant to the terms of the securities, you agree to treat a security for U.S. federal income tax purposes as a unit consisting of (i) a Put Right written by you to us that, if exercised, requires you to pay us an amount equal to the Deposit (each as defined under "Additional Information About the Securities – Additional Provisions – Tax considerations"), in exchange for the underlying shares, and (ii) a Deposit with us of a fixed amount of cash to secure your obligation under the Put Right. If the Internal Revenue Service ("IRS") were successful in asserting an alternative treatment for the securities, the timing and character of income or loss on the securities might differ significantly from the tax treatment described herein. Non-U.S. Holders should note that the entire amount of the interest payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty), and we will not be required to pay any additional amounts with respect to amounts withheld. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described herein.

  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the securities would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any U.S. Treasury Department regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the securities are the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
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Principal at Risk Securities

Information about the Underlying Shares

The SPDR® S&P 500® ETF

The SPY is a unit investment trust that issues securities called "Standard & Poor's Depositary Receipts" or "SPDRs." The SPY is an investment company registered under the Investment Company Act of 1940, as amended. SPDRs represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index, which is the underlying index for SPY. The SPY is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "SPY."

For more information about the SPY, see "The SPDR® S&P 500® ETF" beginning on page S-39 of the accompanying ETF Underlying Supplement.

Information as of market close on August 5, 2020:

Bloomberg Ticker Symbol:	SPY	**52 Week High (on 02/19/2020):**	$338.34
Current Stock Price:	$332.11	**52 Week Low (on 03/23/2020):**	$222.95
52 Weeks Ago:	$283.82		

This document relates only to the securities offered hereby and does not relate to the underlying shares or other securities of the underlying shares issuer. We have derived all disclosures contained in this document regarding the underlying shares from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlying shares. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding the underlying shares. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying shares (and therefore the price of the underlying shares at the time we price the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the underlying shares or the issuer of the underlying shares could affect the value received at maturity with respect to the securities and therefore the value of the securities.

Neither the issuer nor any of its affiliates makes any representation to you as to the performance of the underlying shares.

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Historical Information

The graph below is based on the closing prices of the underlying shares for each day in the period from August 5, 2010 to August 5, 2020. We obtained the information in the table below from Bloomberg LP, without independent verification. The historical performance of the underlying shares should not be taken as an indication of their future performance, and no assurance can be given as to the price of the underlying shares at any time, including on the determination dates.



*The black solid line indicates the downside threshold level.

HSBC

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
Based on the Performance of the SPDR® S&P 500® ETF
Principal at Risk Securities

Additional Information About the Securities

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40438J247
ISIN:	US40438J2472
Minimum ticketing size:	$10,000
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at maturity" in this free writing prospectus except that the accelerated interest payment will be calculated on the basis of a 360-day year consisting of twelve 30-day months. In that case, the scheduled trading day preceding the date of acceleration will be used as the final determination date for purposes of determining the final price. If a market disruption event exists with respect to the underlying shares on that scheduled trading day, then the accelerated final determination date for the underlying shares will be postponed for up to 5 scheduled trading days (in the same manner used for postponing the originally scheduled final determination date). The accelerated maturity date will then be the third business day following the postponed accelerated final determination date. If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the prospectus.
Tax considerations:	**Prospective investors should note that the discussion under the section called "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement does not apply to the securities issued under this document and is superseded by the following discussion.** The following summary is a general discussion of the material U.S. federal tax consequences of ownership and disposition of the securities. This discussion applies only to initial investors in the securities who: • purchase the securities at their "issue price"; and • hold the securities as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as: • certain financial institutions; • insurance companies; • certain dealers and traders in securities, commodities or foreign currencies; • investors holding the securities as part of a "straddle," conversion transaction, integrated transaction or constructive sale transaction; • investors subject to special tax accounting rules under Section 451(b) of the Code; • U.S. Holders, as defined below, whose functional currency is not the U.S. dollar; • partnerships or other entities classified as partnerships for U.S. federal income tax purposes; • regulated investment companies; • real estate investment trusts; • tax-exempt entities, including an "individual retirement account" or "Roth IRA", as defined in Section 408 or 408A of the Code, respectively; or • persons subject to the alternative minimum tax. As the law applicable to the U.S. federal income taxation of instruments such as the securities is technical and complex, the discussion below necessarily represents only a general summary.

Buffered Income Auto-Callable Securities with Downside Leverage due August 11, 2021
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Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury Department regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein. Persons considering the purchase of the securities should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security could be treated as the following:

(i) a put right (the "Put Right") written by you to us that, if exercised, requires you to pay us an amount equal to the Deposit (as defined below) in exchange for the underlying shares; and

(ii) a deposit with us of a fixed amount of cash, equal to the issue price, to secure your obligation under the Put Right (the "Deposit") that pays interest based on our cost of borrowing at the time of issuance (the "Yield on the Deposit").

Based on the treatment set forth above, we have determined that the Yield on the Deposit is [•] per annum, and that the remaining portion of the interest payments on the securities is attributable to the premium on the Put Right (the "Put Premium"). Thus, for purposes of dividing the total interest payment of 6.20 % per annum on the securities among interest on the Deposit and Put Premium, [•]% constitutes interest on the Deposit and [•] constitutes Put Premium. We will allocate 100% of the issue price of the securities to the Deposit and none to the Put Right. Our allocation of the issue price between the Put Right and the Deposit will be binding on you, unless you timely and explicitly disclose to the Internal Revenue Service (the "IRS") that your allocation is different from ours. This allocation is not, however, binding on the IRS or a court.

Pursuant to the terms of the securities, you agree to treat a security for U.S. federal income tax purposes as described above. Subject to the limitations described herein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as described above.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the securities or instruments that are similar to the securities for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the tax treatment described herein. Accordingly, you should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments of the securities) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of each security as described in the previous paragraph.

We will not attempt to ascertain whether the issuer of the underlying shares would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the underlying shares were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. Holder in the case of a PFIC and to a Non-U.S. Holder, as defined below, in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the issuer of the underlying shares, and consult your tax advisor regarding the possible consequences to you if the issuer of the underlying shares is or becomes a PFIC or a USRPHC.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term "U.S. Holder" means a beneficial owner of a security that is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States, for U.S. federal income tax purposes;

- a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

or

- an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

The term "U.S. Holder" also includes certain former citizens and residents of the United States.

Tax Treatment of the Securities

Assuming the treatment of the securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Basis. A U.S. Holder's tax basis in the securities should equal the amount paid by the U.S. Holder to acquire the securities.

Tax Treatment of the Interest Payments. Under the characterization described above, only a portion of the interest payments on the securities will be attributable to the Yield on the Deposit. The remainder of the coupon payments will represent payments attributable to the Put Premium. To the extent attributable to the Yield on the Deposit, interest payments on the securities should generally be taxable to a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

Receipt of Stated Principal Amount in Cash upon Settlement of the Securities. If a U.S. Holder receives the stated principal amount of a security in cash (excluding cash attributable to coupon payments on the security, which would be taxed as described above), the Put Right will be deemed to have expired unexercised. In such case, the U.S. Holder will not recognize any gain upon the return of the Deposit, but will recognize the total amount of Put Premium received by the U.S. Holder over the term of the securities (including Put Premium received upon settlement) as short-term capital gain at such time.

Receipt of Underlying Shares Upon Maturity. If a U.S. Holder receives a number of the underlying shares (and cash in lieu of a fractional share), the Put Right will be deemed to have been exercised. In that case, the U.S. Holder will generally not recognize any gain in respect of the Deposit. In addition, the U.S. Holder will not recognize any income or gain in respect of the total Put Premium received (including Put Premium received at maturity) and will not recognize any gain or loss with respect to any underlying shares received. The U.S. Holder will have an aggregate tax basis in the underlying shares received (including a fractional share) equal to the Deposit less the total Put Premium received over the term of the securities. A U.S. Holder's holding period for any underlying shares received will start on the day after receipt. With respect to any cash received in lieu of a fractional share, a U.S. Holder will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of the fractional share and the pro rata portion of the U.S. Holder's aggregate adjusted tax basis in underlying shares that is allocable to the fractional share.

Sale or Exchange of the Securities Prior to Maturity. Upon the sale or exchange of a security, a U.S. Holder will generally recognize short-term capital gain or loss. The U.S. Holder will also generally recognize short-term capital gain or loss with respect to the Put Right. For the purpose of determining such gain or loss, a U.S. Holder should apportion the amount realized on the sale or exchange of a security (excluding any amount attributable to accrued but unpaid Yield on the Deposit, which would be taxed as described above) between the Deposit and the Put Right based on their respective values on the date of such sale or exchange. The amount of capital gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit, less the U.S. Holder's adjusted tax basis in the Deposit. The amount realized that is attributable to the Put Right, together with the total Put Premium received by the U.S. Holder over the term of the security, will be treated as short-term capital gain.

If the value of the Deposit on the date of such sale or exchange exceeds the total amount realized on the sale or exchange of the security, the U.S. Holder will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date and (ii) made a payment (the "Put Right Assumption Payment") to the purchaser of the security equal to the amount of such excess, in exchange for the purchaser's assumption of the U.S. Holder's rights and obligations under the Put Right. In such a case, the U.S. Holder will recognize short-term capital gain or loss in respect of the Put Right in an amount equal to the total Put Premium received by the U.S. Holder over the term of the security, less the amount of the Put Right Assumption Payment deemed to be made by the U.S. Holder. The deductibility of capital losses is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. In particular, the IRS could seek to treat a security as a single debt instrument. If a security

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were treated as a single debt instrument, the security would be treated as a single contingent short-term debt instrument, which would result in tax consequences that are different from those described above. . Because of the absence of authority regarding the appropriate tax characterization of the securities, it is also possible that the IRS could seek to characterize the securities in a manner that results in other tax consequences that are different from those described above. For example, the IRS could assert that any gain or loss that a U.S. Holder may recognize upon the sale, exchange, early redemption or maturity of the securities should be treated as ordinary gain or loss.

Other alternative federal income tax treatments of the securities are also possible, which if applied could also affect the timing and character of the income or loss with respect to the securities. On December 7, 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses on whether to require holders of "prepaid forward contracts" and similar instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange–traded status of the instruments and the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates. While it is not clear whether instruments such as the securities would be viewed as similar to the prepaid forward contracts described in the notice, any U.S. Treasury Department regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with payments on the securities and the proceeds from a sale, exchange, early redemption or other disposition of the securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a security that is for U.S. federal income tax purposes:

- an individual who is classified as a nonresident alien;

- a foreign corporation; or

- a foreign trust or estate.

The term "Non-U.S. Holder" does not include any of the following holders:

- a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

- certain former citizens or residents of the United States; or

- a holder for whom income or gain in respect of the securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the securities.

Because the U.S. federal income tax treatment (including the applicability of withholding) of interest payments on the securities is uncertain, the entire amount of the interest
payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such
withholding. In order to claim an exemption from or a reduction in the 30% withholding tax, a Non-U.S.

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Holder of the securities must comply with certification requirements to establish that it is not a U.S. person and is eligible for a reduction of, or an exemption from, withholding under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax advisors regarding the tax treatment of the securities, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the securities are not "delta-one" instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying shares or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the underlying shares or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

U.S. Federal Estate Tax

Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the securities and the proceeds from a sale, exchange, early redemption or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, or otherwise establishes an exemption. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity or otherwise establishes an exemption.

Under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the securities.

HSBC ◆

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Calculation agent:	HSBC USA Inc. or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $35 per $10,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $10 for each security they sell. Of the $35 per $10,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $25 for each security. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice. We expect that delivery of the securities will be made against payment for the securities on or about the original issue date set forth on the cover page of this document, which is more than two business days following the pricing date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.
Where you can find more information:	This free writing prospectus relates to an offering of securities linked to the underlying shares. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of the securities relates to the underlying shares, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying shares or any security comprising the underlying shares or as to the suitability of an investment in the securities. HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049. You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying ETF Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. You may access these documents on the SEC web site at www.sec.gov as follows: The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

This document provides a summary of the terms and conditions of the securities. We encourage you to read the accompanying ETF Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the second page of this document.